Exhibit 99.1

Regulatory Announcement

Company
Wolseley PLC

TIDM
WOS

Headline
Directorate Change

Released
09:10 07-Oct-04

Number
8170D

RNS Number:8170D
Wolseley PLC
07 October 2004

Wolseley plc announces that with effect from 7 October 2004, Jacques Descours, who has been a Director of the Company since 1998 and who is Managing Director of Wolseley France, will leave the Board in anticipation of his expected retirement from Wolseley France in 2005. Mr Descours will not seek re-election as a director at the forthcoming Annual General Meeting.

John Whybrow, Chairman, extended his thanks to Mr Descours for his contribution to the Board over the last six years.

With effect from 7 October 2004, the Wolseley plc Board will comprise 5 Executive Directors and 5 Non Executive Directors, in addition to the Chairman and will, accordingly, comply with the board balance requirements set out in the new Combined Code.

For further details:

Wolseley plc                                0118 929 8700
C A Banks, Group Chief Executive
M J White, Group Company Secretary & Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END